UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Tiger Ethanol International Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

03938R 10 1
(CUSIP Number)

March 30, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)
☒   Rule 13d-1(c)
☐    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Capinvest LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevis, West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER
1,125,000

6.	SHARED VOTING POWER
0

7.	SOLE DISPOSITIVE POWER
1,125,000

8.	SHARED DISPOSITIVE POWER
0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,125,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.2%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

This report reflects the shares of Common Stock (as defined below) beneficially owned by the Reporting Persons (as defined below) as of March 30, 2007.

ITEM 1(a). Name of Issuer:

Tiger Ethanol International Inc. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

The address of the issuer is:

6600 Trans-Canada Highway, Suite 519
Pointe-Claire, Quebec, Canada
H9R 4S2

Item 2(a). Name of Persons Filing:

The name of the person filing this statement on Schedule 13G is Capinvest LLC, a Nevis, West Indies corporation (“Capinvest”). The director of Capinvest is Ernest Dover.

Item 2(b). Address of Principal Business Office or, if None, Residence:

The principal business address for Capinvest is PO Box 556, Hunkins Plaza, Mainstreet, Charlestown, Nevis, West Indies.

Item 2(c). Citizenship:

West Indies.

Item 2(d). Title of Class of Securities

Common stock, including (i) 750,000 shares of the Issuer's common stock; and (ii) Series A Warrants to purchase up to an additional 375,000 shares of the Issuer's common stock at an exercise price initially set at $2.50 per share.

Item 2(e).CUSIP Number:

None.

Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)
Amount beneficially owned:
The Reporting Person beneficially owns 1,125,000 shares of Issuer’s Common Stock. This includes (i) 750,000 shares of the Issuer's common stock; and (ii) Series A Warrants to purchase up to an additional 375,000 shares of the Issuer's common stock at an exercise price initially set at $2.50 per share.

(b)	Percent of class: The Reporting Persons have beneficial ownership of 1,125,000 shares of Common Stock constituting 6.2% of all of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote 1,125,000

(ii) Shared power to vote or to direct the vote Not applicable

(iii) Sole power to dispose or to direct the disposition of 1,125,000

(iv) Shared power to dispose or to direct the disposition of Not applicable

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Dated: April 20, 2007

Capinvest LLC

By:	/s/ Ernest Dover
Name: Ernest Dover Title: Manager

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)